EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2021. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 March 2021
Capitalisation	£m

Equity
Ordinary shareholders’ equity	35,259
Other equity instruments	5,935
Non-controlling interests	80
Total equity	41,274

Indebtedness
Subordinated liabilities	10,049
Debt securities
Debt securities in issue	57,105
Liabilities held at fair value through profit or loss	6,775
Total debt securities	63,880
Total indebtedness	73,929

Total capitalisation and indebtedness	115,203
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 March 2021, all indebtedness was unsecured except for £25.1 billion of securitisation notes and covered bonds and £1.7 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of subordinated liabilities since 31 March 2021.
There has been no material change in the information set forth in the table above since 31 March 2021.